Exhibit 21.1

Subsidiaries of ADA-ES, Inc

Name*	State of Organization

ADA Environmental Solutions, LLC	Colorado

Bowman Environmental Products, LLC	Delaware

Clean Coal Solutions, LLC	Colorado

Red River Environmental Products, LLC	Delaware

Underwood Environmental Products, LLC	Delaware

*	Each subsidiary does business under its chartered name.